Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-253698

abrdn Income Credit Strategies Fund

(the “Fund”)

Supplement dated September 22, 2022 to the Prospectus and Statement of Additional Information dated April 27, 2021, as supplemented to date

On August 1, 2022, certain new provisions of Delaware law, applicable to the Fund as a Delaware statutory trust, went into effect. Pursuant to these new provisions, shareholders of the Fund that acquire ownership of shares equal to or greater than certain thresholds tied to the overall voting interests of the Fund or the voting interests of a class of shares of the Fund may, with respect to certain shares, have limited ability to vote with respect to certain proposals. The first threshold which could trigger these new provisions is ownership of 10% or more of the overall voting interests of the Fund or of a class of shares of the Fund.

Please retain this Supplement for future reference.